ITEM 77 E-
LEGAL PROCEEDINGS
Since October 2003, Federated and related ent ities (collectively, "Federated"), and various Federated funds ("Funds"), have been named as defendant s in several class action lawsuits now pending in the United States District Court for the District of Maryland. The lawsuits were purportedly filed on behalf of people who purchased, owned and/or redeemed sha res of Federated-sponsored mutual funds during specified periods beginning November 1, 1998. T he suits are generally similar in alleging that Federated engaged in illegal and improper trading practic es including market timing and late trading in concert with certain institutional traders, which alleg edly caused financial injury to the mutual fund shareholders. These lawsuits began to be filed shortly after Federated's first public announcement that it had received requests for information on share holder trading activities in the Funds from the SEC, the Office of the New York State Attorney General (
"NYAG"), and other authorities. In that regard, on November 28, 2005, Federated announced that it had reached final settlements with the SEC and the NYAG with respect to those matters. Specifically
, the SEC and NYAG settled proceedings against three Federated subsidiaries involving undisclosed ma rket timing arrangements and late trading. The SEC made findings: that Federated Investment Managem ent Company ("FIMC"), an SEC-registered investment adviser to various Funds, and Federat ed Securities Corp., an SEC-registered broker-dealer and distributor for the Funds, violated provisio ns of the Investment Advisers Act and Investment
Company Act by approving, but not disclosing, thre e market timing arrangements, or the associated conflict of interest between FIMC and the funds in volved in the arrangements, either to other fund shareholders or to the funds' board; and that Fede rated Shareholder Services Company, formerly an SEC-registered transfer agent, failed to prevent a cus tomer and a Federated employee from late trading in violation of provisions of the Investment Company
Act. The NYAG found that such conduct violated provisions of New York State law. Federated entere d into the settlements without admitting or denying the regulators' findings. As Federated previously reported in 2004, it has already paid approximately $8.0 million to certain funds as determined by an indep endent consultant. As part of these settlements, Federated agreed to pay disgorgement and a civil money penalty in the aggregate amount of an additional $72 million and, among other things, a greed that it would not serve as investment adviser to any registered investment company unless (i) at l east 75% of the fund's directors are independent of Federated, (ii) the chairman of each such fund i s independent of Federated, (iii) no action may be taken by the fund's board or any committee thereof unles s approved by a majority of the independent trustees of the fund or committee, respectively, and (iv) t he fund appoints a "senior officer" who reports to the independent trustees and is responsible for monit oring compliance by the fund with applicable laws and fiduciary duties and for managing the process by which management fees charged to a fund are approved. The settlements are described in Federat ed's announcement which, along with previous press releases and related communications on those matte rs, is available in the "About Us" section of Federated's website at FederatedInvestors.com.
Federated entities have also been named as defendan ts in several additional lawsuits that are now pending in the United States District Court for the W estern District of Pennsylvania, alleging, among other things, excessive advisory and Rule 12b-1 fees.
The Board of the Funds retained the law firm of Dickst ein Shapiro LLP to represent the Funds in each of the lawsuits described in the preceding two paragraph
s. Federated and the Funds, and their respective counsel, have been defending this litigation, and none of the Funds remains a defendant in any of the lawsuits (though some could potentially receive any re coveries as nominal defendants). Additional lawsuits based upon similar allegations may be filed i n the future. The potential impact of these lawsuits, all of which seek unquantified damages, attorneys' fee s, and expenses, and future potential similar suits is uncertain. Although we do not believe that these l awsuits will have a material adverse effect on the Funds, there can be no assurance that these suits, on going adverse publicity and/or other developments resulting from the regulatory investigations will not result in increased Fund redemptions, reduced sales of Fund shares, or other adverse consequences for the
 Funds.

Current as of:  8/18/94